SIEBERT WILLIAMS SHANK & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Siebert Williams Shank & Co., LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Siebert Williams Shank & Co., LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Siebert Williams Shank & Co., LLC's auditor since 2018.

New York, New York
March 1, 2021

1.

SIEBERT WILLIAMS SHANK & CO., LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$55,080,523
Segregated cash on soft-dollar and commission sharing activities	100,016
Accounts receivable	8,673,081
Securities owned, at market value	10,000,000
Operating lease right-of use assets	10,434,404
Furniture, equipment and leasehold improvements, net	1,143,167
Issuer Relationship	166,114
Other assets	3,129,092
	$88,726,397

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Accounts payable and accrued expenses	$21,464,151
Due to clearing broker	782,350
PPP Loan	3,762,900
Subordinated borrowings	3,000,000
Operating lease liabilities	11,860,152
Total Liabilities	**40,869,553**
MEMBER'S CAPITAL	**47,856,844**
	$88,726,397

See accompanying notes to financial statements

SIEBERT WILLIAMS SHANK & CO., LLC

Notes to Financial Statements
December 31, 2020

NOTE A – BUSINESS ORGANIZATION

Siebert Williams Shank & Co., LLC ("SWS" or the "Company"), formerly known as Siebert Cisneros Shank & Co., L.L.C. ("SCS"), engages in the business of municipal and corporate bond underwriting, equity underwriting, and sales and trading activities. The Company qualifies as a Minority and Women-Owned Business Enterprise in certain municipalities and with other third party certifying agencies. Shank Williams Cisneros, LLC ("SWC"), formerly known as Siebert Cisneros Shank Financial, LLC ("SCSF"), is SWS' sole member.

On November 4, 2019 (the "Acquisition Date"), SCSF acquired The Williams Capital Group, L.P. ("Williams") and merged it with and into SCS, the separate existence of Williams ceased, and SCS continued its existence under Delaware law as the surviving limited liability company, pursuant to that certain Agreement and Plan of Merger by and among SCSF, SCS, Williams, the Williams Capital Group, Inc. (the general partner of Williams), and the limited partners of Williams, dated as of October 3, 2019 (the "Merger Agreement"). As of the Acquisition Date, SCS was renamed Siebert Williams Shank & Co., LLC, and its parent company was renamed Shank Williams Cisneros, LLC

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Fair value

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 -   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 -   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 -   Unobservable inputs which reflect the assumptions that the managing members develop based on available information about the assumptions market participants would use in valuing the asset or liability.

SIEBERT WILLIAMS SHANK & CO., LLC

The following table presents information about the Company's assets measured at fair value as of December 31, 2020

	Quoted prices in active markets for identical assets (Level 1)	Other significant observable input (Level 2)	Other significant unobservable input (Level 3)	Balance as of December 31, 2020
Money Markets	$ 49,240,384			$ 49,240,384
US Agency	10,000,000	-	-	10,000,000
Total	$ 59,240,384	-	-	$ 59,240,384

[2] Cash and cash equivalents:

Cash equivalents represent short term, highly liquid investments which are readily convertible to cash and have a maturity of three months or less at time of purchase. Cash equivalents, which are valued at fair value, consist of money market funds which amounted to $49,240,384. Additionally, the Company has cash segregated under federal regulations for the exclusive benefit of customers totaling $100,016. The segregated amount was sufficient at December 31, 2020 for the Company to meet its responsibility to segregate reserve funds at December 31, 2020 (Level 1). The Company maintains its assets with financial institutions, which may at times exceed federally insured limits. Cash equivalent has no restrictions, it is available to the Company on demand. In the event of a financial institution's insolvency, recovery of assets may be limited.

[3] Furniture, equipment and leasehold improvements, net:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[4] Other Intangible Assets

The intangible asset represents issuer relationships that were acquired in connection with the merger of SCS and Williams, and is the benefit of the strategic alliances between Williams and several leading credit facility banks. These alliances, some developed since 2005, were key to the investment grade, fixed income underwritings business of Williams. The expected life of the intangible asset is three years.
Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values.

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[6]   Income taxes:

The Company is not subject to federal income taxes as it is a single member LLC and considered to be a division of SWC. The members of SWC are required to include in their income tax returns their respective share of the Company's income or loss. The Company is subject to tax in certain state and local jurisdictions. Deferred taxes are not significant.

[7]   Adoption of New Accounting

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities," including non-public registered broker-dealers, with early adoption permitted.

On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including accounts receivables. The Company has assessed the impact the update has on its financial statements and has determined the update to have no material impact on the Company's accounting for estimated credit losses, if any, on its accounts receivable or any other financial statement line item.

Underwriting receivables are recorded on a trade date basis; as of December 31, 2020 all receivables are current. The Company provides an allowance for losses on impaired receivables. Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. There is no allowance as management believes all amounts are fully collectible.

[8]   COVID Impact

A novel strain of coronavirus, COVID-19, was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020, and on March 11, 2020 was declared a pandemic. The operations and business results of the Company could be materially adversely affected. The extent to which the continuing COVID-19 pandemic may impact business activity or investment results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions required to contain the coronavirus or treat its impact, among others.

On April 17, 2020, the Company received a loan of $3,762,900, in connection with the Paycheck Protection Program (the "PPP Loan"), at a per annum fixed rate of 1%. The PPP Loan is accounted for as debt on the balance sheet. Additionally, management anticipates a portion of the PPP Loan to be forgiven and is in the process of applying for forgiveness but has not yet submitted the application. Under the Paycheck Protection Flexibility Act of 2020, the Company's obligation to commence payment of monthly installments on the PPP Loan is deferred until the date the Small Business Administration remits the forgiveness amount to the PPP Loan lender.

SIEBERT WILLIAMS SHANK & CO., LLC

NOTE C – SUBORDINATED BORROWINGS

On November 29, 2019, the Company entered into a revolving subordinated loan agreement with Pershing LLC, its clearing broker, in the amount of $3,000,000 bearing interest at the rate of Prime rate plus 5% and maturing November 29, 2021. On November 30, 2020, the loan maturity date was extended to November 29, 2022. As of December 31, 2020, interest rate was at 8.25%. The proceeds are treated as capital and subject to the risks of our business and approved by FINRA.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 1,097,870
Furniture and leasehold improvements	3,444,151
	4,542,021
Less accumulated depreciation and amortization	3,398,854
	$ 1,143,167

NOTE E - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $58,917,494, which was $58,570,037 in excess of its required net capital of $347,457 and its ratio of aggregate indebtedness to net capital was 0.88 to 1. The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

NOTE F – OPERATING LEASES

The Company enters into leases in the normal course of business primarily for office locations and equipment. The Company's leases have remaining terms ranging from 2 to 9 years, some of which include options to renew for 5 years, and some of which have no renewal option.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. The Company has also elected not to recognize leases with original lease terms of 12 months or less (Short term lease) on the Company's balance sheet. In addition, the Company has elected to account for any non-lease components as part of the associated lease component.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company rents office space under long-term operating leases expiring through 2030. These leases call for base rent plus escalations for property taxes and other operating expenses. Future undiscounted lease payments under these operating leases are as follows:

Year	Amount
2021	$1,886,454
2022	1,553,408
2023	1,560,710
2024	1,547,433
2025	1,574,392
Thereafter	6,839,782
Total minimum lease payments	$14,962,179
Lease amount represented by interest	($3,102,027)
Present value of minimum lease payments	$11,860,112

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is approximately 5.25% based on the historical interest rates on previous loans adjusted for the lease term and other factors. The Company's weighted average life of its leases is approximately 8.6 years.